Yulong Eco-Materials Limited

Eastern End of Xiwuzhuang Village

Jiaodian Town, Xinhua Area

Pingdingshan, Henan Province

People’s Republic of China

Phone: +86-375-8888988

June 5, 2015

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

100 “F” Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Pamela Long

Mr. Craig Slivka

Mr. Leland Benton

Ms. Patricia Do

Ms. Jeanne Baker

Re:	Yulong Eco-Materials Limited Amendment No. 7 to Registration Statement on Form S-1 Filed June 1, 2015 File No. 333-201170

Ladies and Gentlemen:

Set forth below are the responses of Yulong Eco-Materials Limited (the “Company”) to the comments received from the staff (“Staff”) of the Securities and Exchange Commission telephonically on June 4, 2015, regarding the above-referenced matter. We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response. References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

We also enclose a marked draft of the proposed Amendment No. 8 (“Amendment No. 8”) to the Company’s Registration Statement on Form S-1 filed on June 1, 2015 (the “Registration Statement”) containing revisions that have been made in response to the Staff’s comments.

Financial Statements, page F-1

1.	We note your response to the previously issued comment 4. Please revise your financial statements to include the disclosure required by ASC 855-10-50.

Response: We have revised Note 2 of the notes accompanying our consolidated financial statements to include the following disclosure:

Subsequent events

The Company has evaluated subsequent events through June 5, 2015, the date at which the accompanying consolidated financial statements are to be issued. There were no other subsequent events that required adjustments to or disclosure in the consolidated financial statements, except as disclosed elsewhere in the consolidated financial statements.

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We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact the undersigned or our attorney Francis Chen of LKP Global Law, LLP, at (424) 239-1890 or fchen@lkpgl.com.

Very truly yours,

Yulong Eco-Materials Limited

/s/ Yulong Zhu
Yulong Zhu
Chief Executive Officer